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                              May 27, 2020

       In Keuk Kim
       Chief Executive Officer
       DoubleDown Interactive Co., Ltd.
       13F, Gangnam Finance Center
       152, Teheran-ro Gangnam-gu
       Seoul 06236, Republic of Korea

                                                        Re: DoubleDown
Interactive Co., Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted May 18,
2020
                                                            CIK No. 0001799567

       Dear Mr. Kim:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 27, 2020.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Our Marketing Efficiency, page 51

   1. We note your response to prior comment three. Please clarify what you mean by acquisition of players
through paid channels. Paid channel fees to your marketing
                                                        partners would appear
to be fees paid to those partners to acquire players and therefore it is not clear why an
efficiency measure on the payback of those fees would
                                                        include revenues from
your organically acquired player revenues.
 In Keuk Kim
DoubleDown Interactive Co., Ltd.
May 27, 2020
Page 2
Certain relationships and related party transactions, page 103

2. Please add disclosure related to the acquisition of Double8 Games Co., Ltd. from
         DoubleU Games. Refer to Item 7.B of Form 20-F.
Note 2. Significant accounting policies
Basis of preparation and consolidation, page F-7

3. Please disclose the cause, nature and amounts of the line item adjustments to the Consolidated Financial Statements for the periods presented on page F-3. Tell us your consideration of these adjustments as error corrections and the need for expanded disclosures. In this regard, we note that net income for 2019 declined by $3.5 million
         (approximately 10%) compared to the amount as reported in the previous amendment.
         Refer to ASC 250-10-50-7.
Revenue recognition, page F-10

4. We note per your response to prior comment seven that the deferred revenue balance was
         $1.8 million at December 31, 2019. Based on the actual amount of virtual currency outstanding, which includes fungible purchased and free virtual currency, please make clear how you calculated deferred revenue and how you considered free virtual currency in determining the average price of all virtual currency outstanding in the paying players' accounts at the end of the reporting period.

         Please provide an example computation or additional analysis that demonstrates how combining the purchase time metric with other metric analysis such as, average chip balance, daily average game play and daily average wagers reasonably supports your assumptions that the currency is consumed as game play between one purchase and the next, or five days.
Contract assets, contract liabilities and other disclosures, page F-11

5. We note your response to prior comment eight. We refer to the benefits of your loyalty program ("Diamond Club") as described
       on https://doubledowncasino1.zendesk.com/hc/en-us/articles/204901214. It appears that loyalty points earned for chip purchases provide a material right as loyalty members are entitled to incremental benefits that do not reflect their stand-alone selling price.
       Additionally, such benefits (i.e., higher payout levels on the Daily Wheel, gifting options greater than the standard 3-gift limit, and VIP vouchers that enable benefits of a chip sale)
       are only available to certain loyalty members based on their Club tier status attained
FirstName LastNameIn Keuk Kim
       through their cumulative purchases and are not otherwise available as a marketing offer or
Comapany NameDoubleDown Interactive Co., Ltd. us how your accounting for loyalty points is options for entry-level loyalty members. Tell
May 27, 2020 Page 2 the guidance in ASC 606-10-55-41 and 42. Please advise or revise.
       consistent with
FirstName LastName
 In Keuk Kim
FirstName LastNameIn Keuk Kim
DoubleDown Interactive Co., Ltd.
Comapany NameDoubleDown Interactive Co., Ltd.
May 27, 2020
Page 3
May 27, 2020 Page 3
FirstName LastName
Subsequent events, page F-13

6. As disclosed, on May 15, 2020, DoubleU Games ("DUG") exercised the call option to purchase the 2.5% Non-convertible Bonds with warrants issued to STIC and exercised the warrants by surrendering the 2.5% Non-convertible Bonds into 306,539 common shares at the exercise price of KRW 293,600 (US$240.03 at May 1, 2020 with initial conversion price of $254,00). Concurrently, STIC agreed to convert the 2.5% 7-year convertible bonds into 715,258 newly-issued common shares at the conversion price of KRW 293,00
         (US$240.03 at May 1, 2020) no later than June 5, 2020. Please disclose the financial impact of these transactions and clarify whether the down-round and contingent beneficial conversion provisions have been triggered. We note the change in the conversion price.
         See ASC 855-10-50-2.
        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-
3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Barbara A. Jones, Esq.